Filed by: Kraft Foods Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Kraft Foods Group, Inc.

Commission File No.: 001-35491

The following is the text of a Q&A made available to Kraft Goods Group, Inc. employees on April 22, 2015.

KRAFT EMPLOYEE Q&A

Why is this merger good news for Kraft?

As was stated when we announced the news of this proposed merger, this is a transformative deal in a fast-evolving food and beverage landscape. We believe that over the long term, the industry will converge around lean, nimble and global companies. Once the merger is completed, The Kraft Heinz Company will be the 3rd largest food and beverage company in North America and the 5th largest food and beverage company in the world and will be a leader with a powerful combination of best brands and enormous talent.

We believe that the merger will provide numerous benefits. First, it is about growth opportunities, particularly internationally. The transaction will provide Kraft brands with a platform for growth worldwide, which had been largely missing from our existing strategy. Second is cost savings. The significant synergy potential includes an estimated $1.5 billion in annual cost savings to be implemented by the end of 2017, which will enable us to become an even leaner organization, ensuring that the combined company is run as efficiently as possible. Third is potential for investment in brands and innovation. The potential cost savings generated by this transaction will allow us to invest more in marketing and innovation and enable fact-based consumer insights to drive those investments. The combination puts us in an even better position to deliver both to our consumers and to our customers. (Response dated April 22, 2015)

What will be the go-forward strategy of the combined company?

The new leadership team will detail The Kraft Heinz Company strategy in due time but you can be sure that the new company will focus on profitable and organic growth, cost efficiency and brand growth through reinvestment in marketing and innovation. (Response dated April 22, 2015)

How will this transaction accelerate the growth of Kraft brands?

First, it will provide a platform for international growth opportunities. Heinz has a diversified geographical footprint with approximately 60% of sales today from outside North America. Kraft has an iconic portfolio of brands but almost all our revenue has been in North America. Second, we believe that the scale of our combined footprint will help us win by utilizing the synergies and cost savings from combining our businesses and leveraging a larger and stronger portfolio with our customers. Additionally, the combined company will have a goal of becoming the industry leading innovator in the consumer food space. (Response dated April 22, 2015)

Will any of our brands be divested?

As has always been our policy, we do not speculate on any future divestitures or acquisitions, but we are very excited about the members of the new Kraft Heinz Company family of brands. (Response dated April 22, 2015)

What will the next few months look like? What is the timeline?

On April 10, 2015, Heinz filed a Form S-4 registration statement with the Securities and Exchange Commission (SEC), which includes a preliminary proxy statement. This required filing is subject to the SEC’s review and describes the proposed merger. We will await comments from the SEC and the effectiveness of the S-4 before finalizing and mailing the definitive proxy statement to Kraft shareholders. A month or so after we mail the proxy statement to our shareholders, we expect to hold a special shareholders meeting for Kraft shareholders to vote on whether to approve the merger. At the same time we are preparing these filings with the SEC, we are working to obtain antitrust clearance in the United States and Canada, which are additional conditions to completing the merger. While this timeline is contingent on many things beyond our control, we believe that we remain on track to close sometime in the second half of the year and intend to update you as we have more information that we can share. (Response dated April 22, 2015)

Will the vote to approve the merger occur at the Annual Shareholders Meeting on May 5?

No. The Annual Shareholders Meeting will only address the matters outlined in our proxy statement that we began distributing on March 18th. Annually, we hold a meeting of shareholders to elect our directors, approve certain compensation matters and the selection of our independent auditors, as well as vote on certain shareholder proposals. The annual meeting does not relate to the proposed merger and was planned before we entered into the merger agreement with Heinz. We will have a separate shareholder vote that will occur at a special meeting held later. (Response dated April 22, 2015)

Why is there so much scrutiny/sensitivity around merger-related communications? What are the communication guidelines?

Our communications relating to the merger are subject to certain securities, antitrust and other laws and regulations. Therefore, we are greatly limited in what we can discuss today. Leadership teams have received more information on how we should conduct business and communicate during this important interim period. Please reach out to your manager if you have any questions. While there are sensitivities and restrictions, we remain committed to providing timely updates on important information as possible. (Response dated April 22, 2015)

Can I talk to my friends at Heinz? Can I ask Heinz for information? Should I tell them about decisions I am making?

We have a Project Management Office (PMO) managing all of the communications guidelines, as well as information sharing to and from Heinz. If you have been contacted by or have a need to contact Heinz, please discuss proper procedures with your manager. You should not talk to your friends at Heinz about their business, Kraft’s business or anything related to the merger. (Response dated April 22, 2015)

What should we do now?

Stay focused. We do not anticipate any major changes in our day-to-day business until after the deal closes, which is why we should have a “business as usual” mentality across every function and division. We need to continue to deliver on our individual, team and company commitments. (Response dated April 22, 2015)

Do you anticipate layoffs as a result of this transaction? How many? What areas of our business?

Any time two companies are combined, both new opportunities and changes are created. It is too early to speculate about either. We recognize that uncertainty is never easy, but we hope you see the potential our combined organization could create by accelerating global growth and increasing efficiency so we can invest for the future. (Response dated April 22, 2015)

Can we fill open positions, make lateral moves or approve promotions?

Talk to your Function or Division HR lead if you have specific questions related to filling open positions, promotions or succession planning. (Response dated April 22, 2015)

What will happen to my long-term incentives?

Employees eligible for long-term incentives (LTI) received an email from “Compensation” on March 31, 2015, overviewing the LTI treatment. If you have any questions after reviewing the email, please contact your HR lead. (Response dated April 22, 2015)

How will co-headquarters work? Who will be in Chicago and who will be in Pittsburgh? What about the executive team?

Once the new leadership team is in place and announced, they will communicate more details on the co-headquarters arrangement. (Response dated April 22, 2015)

What will happen to the two manufacturing networks?

It is too early to speculate on any details. It is business as usual until the transaction closes. (Response dated April 22, 2015)

Do we know what will happen to our other offices? Madison? Canada? Tarrytown?

It is too early to speculate on what moves may or may not be made until the new leadership team has had time to develop a strategic plan for the company. (Response dated April 22, 2015)

What happens to the commitments we have made to our local community?

Both Kraft and Heinz have touched the lives of many through our manufacturing footprint to our community involvement. We see this as an important pillar of our culture and one we will embrace as The Kraft Heinz Company moving forward. The new company is committed to supporting local charities and community relationships in which they operate. (Response dated April 22, 2015)

How will this affect my benefits?

U.S. Employees

Are my benefits going to change when the merger closes?

There are currently no anticipated changes to any Kraft benefit plans or programs through the end of 2015. Thrift and TIP plans, pension and health and welfare benefits will be no less favorable in the aggregate than those currently provided by Kraft through December 31, 2015. (Response dated April 22, 2015)

Where can I go to get detailed information about my current Kraft benefit plans?

Summary Plan Descriptions (SPDs) for many of your Kraft health and welfare benefit plans (medical, dental, life, disability, severance, etc.), are posted on MyBenefits Online in the My Benefits Plans tab (Click Resources then Plan Information). You can get to MyBenefits Online by going to MyHR Online and clicking on Benefits. SPDs for the pension and TIP and Thrift savings plans are available on Fidelity’s Netbenefits site at XXXX. (Response dated April 22, 2015)

I am eligible for the defined benefit pension plan. What is going to happen to my pension benefits?

If you have more than five years of service with Kraft Foods, you have a vested right to the pension benefit you have earned to date. If there are any changes to the pension plan in the future, those changes would apply only to the benefit earned going forward.

The form of payment for the accrued pension benefit can only be changed prospectively, which means if you currently have the ability to take payments as an annuity or a lump sum, you will continue to have the same options for the portion of the pension benefits you have accrued to date. (Response dated April 22, 2015)

I currently hold shares of Kraft stock in my 401(k). What will happen to those shares upon the close of the deal?

If you have a balance in the Kraft Foods Stock Fund in the Kraft Foods Thrift or TIP 401(k) Savings Plans, the shares or units are expected to convert to Kraft Heinz stock upon completion of the merger. These shares would be eligible for the $16.50 dividend as well. (Response dated April 22, 2015)

Are there resources available that can help with any personal concerns I might have?

The Employee Assistance Program offers a variety of resources related to managing organizational change/stress, including: free unlimited, toll-free telephonic access to help; a variety of web tools and resources; and up to 5 free face-to-face counseling sessions, with licensed network professionals. The EAP is available to all employees and their household members. Employees do not have to be enrolled in the Kraft Foods Medical Plan to be eligible. For information in the U.S. call XXXX or Aetna One Health Concierge at: XXXX. Or go online to XXXX (Username: XXXX - Password: XXXX). (Response dated April 22, 2015)

Canadian Employees:

Are my benefits going to change when the merger closes?

The Kraft Canada Inc. Pension and Savings Plan and health and welfare benefits will be no less favorable in the aggregate than those currently provided by Kraft through December 31, 2015. There are currently no anticipated changes to any Kraft benefit plans or programs through the end of 2015. (Response dated April 22, 2015)

I am eligible for the Kraft Canada defined benefit Basic Pension Plan. What is going to happen to my pension benefits?

If you have more than five years of service with Kraft Foods, you have a vested right to the pension benefit you have earned to date. If there are any changes to the pension plan in the future, those changes would apply only to the benefit earned going forward. (Response dated April 22, 2015)

I currently hold shares of Kraft stock in my Kraft Canada Inc. Pension and Savings Plan. What will happen to those shares upon the close of the deal?

If you have a balance in the Kraft Foods Stock Funds in the Kraft Canada Inc. Pension and Savings Plan, namely the Optional Pension Plan (“OPP”), Defined Contribution Pension Plan (“DCPP”), Employee Savings Plan (“ESP”), Non-Registered Savings Plan (“NREG”) and Group Registered Retirement Savings Plan (“GRRSP”), the shares or units are expected to convert to Kraft Heinz stock upon completion of the merger. These shares would be eligible for the $16.50 dividend as well. (Response dated April 22, 2015)

Are there resources available that can help with any personal concerns I might have?

The Employee Assistance Program offers a variety of resources related to managing organizational change/stress, including: free unlimited, toll-free telephonic access to help; a variety of web tools and resources; and up to 5 free face-to-face counseling sessions, with licensed network professionals. The EAP is available to all employees and their household members. Employees do not have to be enrolled in the Kraft Foods Medical Plan to be eligible. For information, in Canada, call XXXX or visit XXXX, use organization name: XXXX. (Response dated April 22, 2015)

Forward-Looking Statements

Certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “will,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed merger. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that Kraft shareholders may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Kraft’s common stock, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Kraft and Heinz to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the combined company being unable to achieve cost-cutting synergies or taking longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond our control. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this communication, except as required by applicable law or regulation.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Kraft and Heinz. In connection with the proposed transaction, on April 10, 2015, Heinz filed a registration statement on Form S-4, containing a preliminary proxy statement/prospectus (the “S-4”) with the Securities and Exchange Commission (“SEC”). The registration statement has not yet become effective. This communication is not a substitute for the registration statement (once declared effective), definitive proxy statement/prospectus or any other documents that Heinz or Kraft has or may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS OF KRAFT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Kraft will be made available free of charge on Kraft’s website at http://www.kraftfoodsgroup.com/. Copies of documents filed with the SEC by Heinz will be made available free of charge on Heinz’s website at http://www.heinz.com/.

Participants in Solicitation

Kraft and its directors and executive officers, and Heinz and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Kraft common stock in respect of the proposed transaction. Information about the directors and executive officers of Kraft is set forth in the proxy statement for Kraft’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Heinz will be set forth in the definitive proxy statement/prospectus. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.